
4imprint
Group plc


05006564

7 March 2005


PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
04.03.05	Further information on Share Buy Back

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P. T.D. Hallam

Andrew Scull
Company Secretary


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4imprint Group PLC
04 March 2005

4imprint Group plc ('4imprint' or the 'Company')

Further Information on Share Buy Back

4imprint announced on 21 February 2005 that the Board had decided to undertake a share buy back programme, returning up to £10 million to shareholders. This programme will take the form of a tender offer, details of which are set out below:

Tender Offer

The Directors are proposing a tender offer ('Tender Offer') as the method of returning capital as it will allow shareholders to be treated equitably, while offering them the choice as to whether participate in a return of capital. The principal terms of the Tender Offer (which will be set out in more detail in a document expected to be sent to shareholders before the Annual General Meeting to be held on 6 April 2005) are as follows:

- The Company's brokers, Panmure Gordon, will invite shareholders to tender ordinary shares at any price within a tender price range (such range to be determined by Panmure Gordon and the Board shortly before the commencement of the Tender Offer and falling within the minimum and maximum levels indicated below);
- Panmure Gordon will purchase, as principal and on market,

existing issued ordinary shares for a total purchase price of up to £10 million, and then sell such shares to the Company for cancellation;

- All shareholders on the Company's register of members on a specified date (other than certain overseas shareholders) will be given the opportunity to participate in the Tender Offer;
- All ordinary shares which are successfully tendered will be purchased at the same price (the 'Strike Price'), which will be determined at the conclusion of the Tender Offer on the basis of the prices at which ordinary shares have been tendered. The Strike Price will be the lowest price per ordinary share (within the price range specified in the Tender Offer document) which will allow Panmure Gordon to purchase ordinary shares with an aggregate purchase value not exceeding £10 million;
- The potential range for the Strike Price will be set within the following minimum and maximum levels: (i) the minimum price which will be paid for any ordinary share will be the nominal value of an ordinary share, being 38 6/13 pence; (ii) the maximum price which will be paid for any ordinary share will be not more than 30 per cent. above the average of the middle market quotation for an ordinary share (as derived from the Daily Official List of the London Stock Exchange plc) for the ten business days ending on the business day prior to the publication of the document containing the formal terms of the Tender Offer;
- Shareholders will be informed of the tender price range in the document containing the formal terms and conditions of the Tender Offer. Shareholders will be entitled to tender ordinary shares for sale at different prices within the tender price range but all ordinary shares purchased by Panmure Gordon will be purchased at the Strike Price and ordinary shares tendered at a price or prices above the Strike Price will not be purchased under the Tender Offer.

The notice of Annual General Meeting will contain details of the formal proposals which will enable these arrangements to be implemented.

Enquiries

4imprint Group plc
Ken Minton, Chairman 0161 272 4000

Panmure Gordon
Dominic Morley 020 7187 2000

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